Exhibit 99.B
RYDER SCOTT COMPANY FAX PETnOlWM CONSULTANTS I I 00 lOUISIANA SUITE 3800 HOUSTON. TEXAS 77002 ·5218 TElEPHONE (713) 651-9191 January 28, 2009 El Paso Production Company EI Paso Tower 1001 Louisiana Houston, TX 77002 Gentlemen: At your request, we have conducted a reserves audit of the estimates of the remaining proved reserves attributable to the equity interest of EI Paso Production Company (EI Paso) in Four Star Oil & Gas, as of December 31, 2008. as prepared by its engineering and geological staff and based on Securities and Exchange Commission (SEC) guidelines. The properties that we audited are comprised of 1,56\ reserve determinations and are located in the states of Alabama. Colorado, New Mexico, Oklahoma and Texas. In our opinion, the overall proved reserves for the audited properties as estimated by EI Paso are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the Standards Pertaining 10 the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. The net reserves attributable to the properties that we audited account for 80 percent of Ihe total net remaining liquid hydrocarbon reserves and 85 percent of the total net remaining gas reserves. The properties that we audited represent 82 percent of the total proved discounted future net income based an the unescalated pricing policy of the SEC as taken from reserve and income projections prepared by EI Paso as of December 31, 2008. EI Paso owns a 48.77 percent equity interest in Four Slar Oil & Gas. The estimated reserves presented in this report are related to hydrocarbon prices. EJ Paso has informed us that in the preparation of their reserve and income projections, as of December 31, 2008, they used December 2008 hydrocarbon prices as required by SEC guidelines; however, actual future prices may vary significantly from December 2008. Therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The net remaining reserves as estimated by EI Paso attributable to El Paso’s interest in properties that we audited and the reserves of properties that we did not audit are summarized as follows: SEC CASE Estimated Net Remaining ReselVes Attributable to the Equity Interest of EI Paso Production Company in Four Star Oil & Gas As of December 31, 2008 Proved Net Reserves of Properties Audited bv Ryder Scott OiUCondensate -Barrels Plant Products -Barrels Gas-MMCF Producing Non-Producing Developed 1,795,052 3,285,398 124,781 23,607 923 Undeveloped 47,780 994,140 23.896 Total Proved 1,842,832 4,303,145 149,600 Total Gas Equivalents -MMCFE~ 155,264 1,065 30,147 186,476 1200. S!ll-8TH AVe.’\}(. S.W. CAlGflR fllBt“RTAT2P 358 TEL (403) 262-l!799 FAX (403) 262.l!790 621 17THSTRM.SU1E1SSO OONE/l(OlOMDO 60293-1S01 TEl (303)623-9147 FfIX (303)623-42Sa

El Paso Production Company January 28. 2009 Page 2 Proved Developed Total Net Reserves ofProperties Not Audited by Ryder Scott OiLtCondensate -Barrels Plant Products -Barrels Gas-MMCF Producing 355,683 1,202,175 21,013 Non-Producing 4.749 2,073 Undeveloped 38 8,078 2,978 Proved 355,721 1,215,002 26.062 Total Gas Equivalents -MMCFEe 30,360 2,101 3,025 35,486 Total Net ReselVes OiVCondensate ~ Barrels Plant Products -Barrels Gas-MMCF 2,150,735 4,487,573 145,794 28,356 2,996 47,818 1,002,218 26,872 2,198,553 5,518,147 175,662 Total Gas Equivalents -MMCFE · 185,624 3,166 33,172 221,962 ‘I bblliquid = 6 MCF gas equivalents liquid hydrocarbons are expressed in standard 42 gallon barrels. AD gas volumes are expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas mwhich the gas reserves are located. Reserves Included In This Report In our opinion, the proved reserves presented in this report comply with SEC definitions and gUide~nes. as outlined below. SEC Regulation s..X RuJe 4-10 paragraph (a) defines proved reserves as follows: Proved all and gas reselV8S. Proved oil and gas resel\l9S are the estimatedquantities ofcrude on. natural gas. and natural gas liquids which geological and engineering data demonstJate with teasonable certainty to be recoverable in future years from known reseNoirs under existing economic and operating conditions, i.e.. prices and costs as of the date the estimate /s mads. Prices include consideration of changes in existing prices provickKI only by contractus/arrangements, but not on escalations based upon future conditions. (i) Reservoirs are considered proved if economic producibl7ity is supported by either actual production or conclusive formation test. The area ofa reservoir consideredproved includes: (A) that portion delineated by drilling and defined by gas-oi/ and/or oi!·water contacts, ifany; and (8) the immediately adjoining portions not yet drined. but which can be reasonably judged as economically productive on the basis of avaUabie geological and engineering data. In the absence of infonnation on fluid contacts, the lowest known stJvctural occurrence of hydrocatbons controls the lowerproved limit ofthe reservoir. (il) ReseN&s which can be produced economically through application of improved recovery techniques (such as nuid injection) are included in the -proved-classification when successful testing by a pr70t project. or lhe operation of an instaned program /n the ffJS8NOir, provides support for the engineering analysis on which theprojectorprogram was based. (iii) Estimates ofproved resetYes do not include the following: RYDEA SCOTT COMPANY PETAOlElJM CONSUlTANTS

EI Paso Production Company January 28. 2009 Page 3 (A) oil that may become avaUable from known reservoirs but is classified separately as ·indicated additional reserves ·; (B) crode oil. natural gas, and natural gas liquids, the recovel}’ of which is subject to reasonable doubt because of uncsrtainty as togeology, reseNDircharacteristics. oreconomicfactors: (e)crodeoil,naturalgas, andnaturalgasliquids,that mayoccurinundriJledprospects:and (0) crude oil, natural gas. and natural gas liquids, that may be recovered from oil shales, coal, gilsonita and otharsuch sources. Proved developed all and gas reserves. Proved developed oil and gas reserves are resefV8s that can be expected to be f9covered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the applicaUon of fluid injec60n or other improved recoVSI}’ techniques for supplementing the natural forces and mechanisms ofprimal}’ teCOV81}’ should be included as ·proved developed reserws · only aner testing by 8 pilot project or after the operation ofan ins/aUed program has confirmed through production response that increased fBCOV8lY win be achieved. Proved undeveloped reserves. Proved undeveloped oU and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells when a relatively major expenditure is required for recompletlon. Reserves on undn“ned acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when OO“ed. Proved reseTVBS for other undrined units can be claimed only when it can be demonstrated With certainty that there is continuity of production from the existing productive fonnation. Under no circumstances shoutd es/imates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injecVOn or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir. Certain Staff Accounting Bulletins pubished subsequent to the promu~ationof Regulation S ·X have dealt with matters relating to the application of financial accounting and disclosure rules tor oil and gas producing activities. In particular, the following interpretations extracted from Staff Accounting Bulletins set forth the Commission staffs view on specific questIons pertaining to proved oll and gas reserves. Economic producibility of estimated proved reserves can be supported to the satisfaction of the OffICe of Engineering if geological and engineering data demonstrate with reasonable certainty that those reserves can be recovered in (utUte years under existing economic and operating conditions. The relative importance of the many pieces of geological and engineering data which should be evaluated when classifying reserves cannot be identified In advancfl. In certain Instances, proved reserves may be assigned to reservoirs on the basis ofa combination ofeJectricaJ and other type logs and cere analyses which indicate the resetvOirs are analogous to similar reservoirs in the same field which alB producing or have demonstrated the ability to produce on a fonnation test. (extracted from SA&35) tn determining whether ·proved undeveloped reserves” encompass acreage on which fluid injection (or other Improved recovelY technique) Is contemplated, Is it appropriate to distinguish between (I) fluid injection used for pmssum maintenance during the early life of a field and (il) fluid Injection used to effect secondary recovery when a field is In the late stages of depletion? ... The OffICe of Engineering believes that the distinction identiflBd in the above question may be appropriate in a few limited circumstances, such as in the case of certain fields in the North Ssa. The staff wilt review estimates of proved reselVeS attribu table to fluid Injection In the light of the strength of the evkJence presented by the registrant in support ofa contention that enhanced recovery will be achieved. (extracted from SAB-35) companies should report reserves of natural gas liquids which are net to their leasehold interest. i.e., that portion rectJvered in a pf’C)C9ssing plant and allocated to the leasehold interest. It may be appropriate in the case of natural gas liquids not clearly attributable to leasehold interests ownership to RYDER SCOTT COIN¥WV PETAOlEUM CONSUlTANTS

El Paso Production Company
January 28, 2009
Page 4

follow instruction (b) of Item 2(b)(3) of Regulation S-K and report such reserves separately and describe the nature of the ownership. (extracted from SAB-35)

The staff believes that since coalbed methane gas can be recovered from coal in its natural and original location, it should be included in proved reserves, provided that it complies in all other respects with the definition of proved oil and gas reserves as specified in Rule 4-10(a)(2) including the requirement that methane production be economical at current prices, costs, (net of the tax credit) and existing operating conditions. (extracted from SAB-85)

Statements in Staff Accounting Bulletins are not rules or interpretations of the Commission nor are they published as bearing the Commission's official approval; they represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.

Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled and reserves assigned to the undeveloped portions of secondary or tertiary projects which we have been assured will definitely be developed.

Audit Procedure and Opinion

As prescribed by the Society of Petroleum Engineers in Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information a reserves audit is defined as "the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed, (2) the adequacy and quality of the data relied upon, (3) the depth and thoroughness of the reserves estimation process, (4) the classification of reserves appropriate to the relevant definitions used, and (5) the reasonableness of the estimated reserve quantities."

In performing our audit, we have relied upon data furnished by El Paso with respect to property interests owned, production and well tests from examined wells, historical costs of operation and development, product prices, geological structural and isopach maps, well logs, core analyses, and pressure measurements. These data were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination, a matter of question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved. Our audit included such tests and procedures as we considered necessary under the circumstances to render the conclusions set forth herein.

In our opinion, El Paso's estimates of future reserves for the audited properties were prepared in accordance with generally accepted petroleum engineering and evaluation principles for the estimation of future reserves as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, and we found no bias in the utilization and analysis of data in estimates for these properties. In general, we were in reasonable agreement with El Paso's estimates of remaining proved reserves for the properties which we audited; however, in certain cases there was more than an acceptable variance in El Paso's estimates and our estimates due to a difference in interpretation of data or due to our having access to data which were not available to El Paso when its reserve estimates were prepared. In these cases, El Paso revised its estimates to conform to our estimates. As a consequence, it is our opinion that the data presented herein for the properties that we audited fairly reflect the estimated net reserves owned by El Paso.

Certain technical personnel of El Paso are responsible for the preparation of reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties. These personnel assembled the necessary data and maintained the data and workpapers in an orderly manner. We consulted with these technical personnel and had access to their workpapers and supporting data in the course of our audit.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

El Paso Production Company
January 28, 2009
Page 5

Other Properties

Other properties, as used herein, are those properties of El Paso which we did not audit. The reserves attributable to the other properties account for 20 percent of the total net remaining liquid hydrocarbon reserves and 15 percent of the total net remaining gas reserves. The same technical personnel of El Paso prepared the reserve estimates for the properties that we audited and for the other properties.

Reserves Estimates

The reserves for the properties that we audited were estimated by performance methods or the volumetric method. The reserves estimates by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there were inadequate historical data to establish a definitive trend or where the use of production performance data as a basis for the reserves estimates was considered to be inappropriate and the volumetric data were adequate for a reasonable estimate.

The reserves presented herein, as estimated by El Paso and audited by us, are estimates only and should not be construed as being exact quantities. Moreover, estimates of reserves may increase or decrease as a result of future operations.

General

In general, the reserve estimates for the properties that we audited are based on data available through December, 2008. Gas imbalances, if any, were not taken into account in the gas reserve estimates audited.

Neither we nor any of our employees have any interest in the subject properties, and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were audited.

This report was prepared for the exclusive use of El Paso Production Company. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.

Jeffrey D. Wilson, P.E.
Senior Vice President

JDW/sm

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

RYDER SCOTT COMPANY
PETROLEUM CONSULTANTS
1100 LOUISIANA SUITE 3800 HOUSTON, TEXAS 77002-5218 TELEPHONE (713) 651-9191
FAX (713) 651-0849

January 29, 2009

Ryder Scott Company, L.P. and the following identified employee in this affidavit affirm that they do not have any ownership interest in El Paso Corporation's 2008 reviewed properties.

They also affirm that neither their employment to make the 2008 reserve estimate study nor their compensation for the reserve estimate study for El Paso was contingent on their estimates of reserves from the reviewed properties.

RYDER SCOTT COMPANY, L.P.

George F. Dames

George F. Dames, P. Geol.
Managing Senior Vice President

1200, 530 - 8TH AVENUE, S.W. CALGARY, ALBERTA T2P 3S8 TEL (403) 262-2799 FAX (403) 262-2790
621 17TH STREET, SUITE 1550 DENVER, COLORADO 80293-1501 TEL (303) 623-9147 FAX (303)623-4258